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May 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Lisa Etheredge
Robert Littlepage
Mitchell Austin
Larry Spirgel

Re:	Squarespace, Inc.
Registration Statement on Form S-1
Filed on April 16, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 26, 2021
File No. 333-255284

On behalf of our client, Squarespace, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 and Amendment No. 1 to Registration Statement on Form S-1 (together, the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

May 3, 2021

Amendment No. 1 to Form S-1 filed on April 26, 2021

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Operating Information, page 8

1.	We note that some of the figures presented in the pro forma columns for the year ended December 31, 2020 and the three months ended March 31, 2021 are not consistent with the pro forma financial statements presented on pages 56 and 57. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the figures presented in the pro forma columns for the year ended December 31, 2020 and the three months ended March 31, 2021 on page 8 to conform to the figures presented on pages 56 and 57 of the Amendment.

2.	Please revise to add a line item for net income/loss attributable to Class A, Class B and Class C common stockholders, both on a historical and pro forma basis.

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the table on page 8 of the Amendment to add a line item for net income/(loss) attributable to Class A, Class B and Class C common stockholders, both on a historical and pro forma basis.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 55

3.	Please revise to disclose, either here or in the notes, the number of shares outstanding for each period presented on a historical and pro forma basis.

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the figures in the Consolidated Balance Sheet on page 55 of the Amendment to disclose the number of shares outstanding for each period presented on a historical and pro forma basis.

Unaudited Pro Forma Condensed Consolidated and Combined Financial Information Unaudited Pro Forma Condensed Combined Statement of Operations, page 56

4.	Please add a footnote or revise the line item titled “Net loss attributable to Class A and Class B common stockholders” to reflect the fact that for the three months ended March 31, 2021, this amount also included net loss attributable to Class C common stockholders.

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the line item on page 56 of the Amendment that was previously titled “Net loss attributable to Class A and Class B common stockholders” to “Net loss attributable to Class A, Class B and Class C common stockholders.”

Securities and Exchange Commission

May 3, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators and Non-GAAP Financial Measures, page 75

5.	We note your response to prior comment 3. While we note your revisions involving the placement of your discussion of key performance indictors and non-GAAP financial measures, you continue to present and discuss unlevered free cash flow (a supplemental liquidity measure) with greater prominence than your discussion of GAAP cash flows beginning on page 77. Please revise your disclosures accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the placement of the GAAP liquidity measures to have greater prominence than the discussion of key performance indicators and non-GAAP financial measures beginning on page 74 of the Amendment.

Liquidity and Capital Resources, page 77

6.	Please revise to indicate if you are in compliance with your Financial Covenant as of March 31, 2021. Please also supplementally show us how you calculated your indebtedness to consolidated EBITDA ratio as of March 31, 2021. It is unclear if your Credit Agreement requires that the calculation use EBITDA as commonly defined, adjusted EBITDA as calculated elsewhere in your filing or some other measure of EBITDA. Furthermore, it is unclear if you elected to implement the 0.50 step-up as a result of your acquisition of Tock during the quarter.

The Company respectfully acknowledges the Staff’s comment and has revised the Liquidity and Capital Resources disclosure beginning on page 74 of the Amendment to include a statement that the Company is in compliance with the Financial Covenant at March 31, 2021. The Company has also revised this section to include a clarifying statement regarding its election to not implement the 0.50 step-up as a result of the Tock acquisition.

As of March 31, 2021, the Company’s consolidated EBITDA ratio was 1.98x, which is calculated as the ratio of consolidated net debt of $340 million divided by consolidated EBITDA of $172 million for the trailing twelve months, in each case as defined in the Credit Agreement. The Credit Agreement, filed with the Commission as Exhibit 10.20 to the Registration Statement, defines consolidated EBITDA differently than EBITDA, as commonly defined, and adjusted EBITDA, as used elsewhere in the Registration Statement. Consistent with the Company’s adjusted EBITDA non-GAAP financial measure, consolidated EBITDA in the Credit Agreement is defined as consolidated net income/(loss) excluding interest expense, other income/(loss), net, provision for/(benefit from) income taxes, depreciation and amortization, and stock-based compensation expense. However, in addition, the Credit Agreement provides for additional adjustments in determining consolidated EBITDA, most notably, (i) transaction costs including those associated with becoming a public company or costs incurred in connection with an acquisition, (ii) the change in deferred revenue during the period (increases or decreases) and (iii) other non-recurring items that may impact the Company during the period such as gains/losses from asset dispositions, insurance settlements and expected cost savings from restructurings.

In light of the Staff’s comment, the Company recognizes that the various uses of the term “EBITDA” for different purposes in the Registration Statement could be misunderstood by prospective investors. Accordingly, the Company has included additional disclosure on page 77 of the Amendment to clarify that the definition of consolidated EBITDA in the Credit Agreement is not comparable to similar definitions used elsewhere in the Amendment as it also allows for adjustments for the items described above. Further, the Company has updated its disclosure to refer to Section 1.1 of the Credit Agreement, which has been filed with the Commission as Exhibit 10.20 to the Registration Statement.

Securities and Exchange Commission

May 3, 2021

Unaudited Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-51

7.	Please revise to add a footnote explaining the material terms of your Credit Facility including amounts available for borrowing and debt covenant compliance as of March 31, 2021.

The Company respectfully acknowledges the Staff’s comment and has revised disclosure beginning on page F-62 to explain the material terms of the Credit Facility arrangement, as well as the Company’s compliance status as of March 31, 2021.

18. Subsequent Events, page F-70

8.	We note that you determined the weighted-average grant date fair value of the Casalena Performance award to be $30.71 per RSU. We note that more than 725,000 other RSUs were granted during the quarter at a weighted average grant date fair value of $63.73 per RSU. Please describe the factors that contributed to the differences in grant date fair values for each of these awards, including any intervening events within the company or changes in your valuation assumptions or methodology.

We respectfully advise the Staff that the Casalena Performance Award contains both a service vesting condition and a market-based vesting condition. The market-based vesting condition is based on the Company’s achievement of specified stock price targets during the period beginning upon the effectiveness of the Registration Statement and ending on the fifth anniversary of the grant date (the “Performance Period”).

The Casalena Performance Award is divided into ten equal tranches that are eligible to vest based on the Company’s achievement of ten different and steadily increasing stock price targets, each of which will be deemed to have been achieved when the average closing price of a share of Class A common stock on the trading days over any consecutive 30 calendar day period during the Performance Period equals or exceeds the applicable stock price goal. The stock price goals are as follows:

Company Stock Price Target	Cumulative Number of Shares to Vest
$105.00	275,000
$140.00	550,000
$175.00	825,000
$210.00	1,100,000
$245.00	1,375,000
$280.00	1,650,000
$315.00	1,925,000
$350.00	2,200,000
$385.00	2,475,000
$420.00	2,750,000

Securities and Exchange Commission

May 3, 2021

As the award includes a market-based vesting condition, the Company utilized the Monte Carlo simulation model to estimate the grant date fair value of the award. Starting with the grant date fair value per Class A common stock of $68.42 at March 31, 2021, the Monte Carlo simulation projects multiple stock price paths over the Performance Period, some of which result in the market-based vesting condition being met and some of which do not. Accordingly, the fair value of the Casalena Performance Award was calculated based on those paths that are projected to satisfy the market-based vesting condition only, discounted to the grant date. The Company utilized this methodology to estimate the aggregate grant date fair value of $84.5 million. The Company then calculated the implied grant date fair value per share of Class A Common Stock by dividing grant date fair value by the maximum shares that could potentially be awarded.

The 725,000 RSUs granted did not contain a market-based vesting condition; rather, these RSUs only contained a service vesting condition. As such, there is no discount in determining the grant date fair value. The weighted average grant date fair value of $63.73 was determined by estimating the fair value of Class A Common Stock for each grant date utilizing an interpolated value from its January 1, 2021 valuation to the value determined by the Company’s private placement in March 2021.

To clarify the difference in the underlying nature of the awards, the Company has amended its disclosure on page F-73 of the Amendment to include the stock price goals for the Casalena Performance Award.

* * * * *

Securities and Exchange Commission

May 3, 2021

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Anthony Casalena, Chief Executive Officer, Squarespace, Inc. Marcela Martin, Chief Financial Officer, Squarespace, Inc. Courtenay O’Connor, General Counsel, Squarespace, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP